UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of October, 2006.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  October 30, 2006                    /s/ Douglas Good
      -----------------------------        -------------------------------------
                                           Doug Good,
                                           President


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                            ROCHESTER RESOURCES LTD.
           400 - 535 Howe Street, Vancouver, British Columbia, V6C 2Z4
                    Phone: (604) 484-6614 Fax: (604) 688-3348
                      TSXV: RCT OTCBB: RCTFF Frankfurt: R5I

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NEWS RELEASE                                                    OCTOBER 30, 2006

          CONTINUED HIGH GRADE GOLD/SILVER ASSAYS REPORTED FROM MINING
                 DEVELOPMENT AT ROCHESTER'S MINA REAL PROPERTY

VANCOUVER,  CANADA - ROCHESTER  RESOURCES  LTD.  (TSXV:  RCT;  OTCBB:  RCTFF AND
FRANKFURT: R5I): Douglas F. Good, President, is pleased to announce that an additional 213 metres of development mining at its Mina Real gold/silver property in Nayarit, Mexico, has produced results that are consistent with the significantly higher gold and silver grades reported over 290 meters in our September 29, 2006 news release. Ninety channel samples taken over 185 metres of development mining in Levels 215 and 140 averaged 13.3 grams/tonne of gold and 271 grams/tonne of silver and a width of 1.13 metres. In addition, ten channel samples taken over 28 metres of a raise that cuts vertically Level 215, 185 and 140 drifts averaged 13.4 grams/tonne of gold and 92 grams/tonne of silver and a width of 0.77 metres.

These results are approximately 50% above the grades reported earlier this year in the Company's January 2006 Technical Report for the 4,400 tonne bulk sample mined in 2005. Of additional importance is the consistency of the grade up to the confirmed intrusive to the NW and the indication that the grade increases with depth. When combined with the results of surface sampling to the NW of the intrusion, these results support managements contention that this high grade vein structure continues for a kilometer or more on the NW side of the intrusive and has the potential to provide a long-term supply of economic mineralized material to feed the current mill under construction for many years to come.

Dr.  Alfredo  Parra,  the  President  of Mina Real  Mexico  S.A de C.V.,  is the
Company's in-house Qualified Person and QP Member of the Mining and Metallurgical Society of America with special expertise in Mining. Dr. Parra has reviewed the technical information contained herein. Channel samples reported were assayed by a certified and independent laboratory, SGS of Lakefield, Ontario

Rochester is in the final phase of constructing a 200 tonne/day conventional mill near the Mina Real mine which is expected to be in operation by the end of next month. The mill has a modular design which will allow for an increase in capacity to 300+ tonnes/day at a reasonable incremental cost once mining operations are scaled up to support this volume of mill feed. Rochester has not conducted an independent feasibility study on the Mina Real project which may increase the risk that the planned operations are not economically viable. The Board has relied on the work of management, an outside consultant and the project manager in Mexico, who has extensive experience in similar size projects from the construction and operational perspective.

The longer term strategy is to continue to acquire gold/silver properties located in Mexico with the indicated potential for near-term production in the range of 200-500 tonnes/day and good exploration potential for the generation of a significant resource base. Based on the results of bulk samples mined to date totaling just under 10,000 tonnes and the grades of the channel samples taken from development mining completed in 2006 on the Mina Real Project, management believes this strategic property has potential to produce a long-term revenue stream which would set the stage for the acquisition and development of a series of similar size mining and milling operations in the region.

ON BEHALF OF THE BOARD                        INVESTOR INFORMATION CONTACT:

/s/ DOUGLAS F. GOOD                                    Douglas F. Good
--------------------------------
Douglas F. Good, President & CEO                   Tel: 1-877-541-6285
                                          Email: info@rochesterresourcesltd.com
                                         Website: www.rochesterresourcesltd.com
FORWARD LOOKING STATEMENTS
This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

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